Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

rgottlieb@lgcr.com

February 28, 2005

Sandra Squire

Executive Secretary

Public Service Commission

201 Brooks St.

P.O. Box 812

Charleston, WV 25323

Re:                             JOINT APPLICATION OF SBC COMMUNICATIONS, INC. AND
AT& T CORP., TOGETHER WITH ITS CERTIFIED WEST VIRGINIA
SUBSIDIARIES FOR APPROVAL OF A MERGER OR FOR THE GRANTING
OF SUCH AUTHORITY AS MAY BE NECESSARY FOR THE MERGER OF
SBC AND AT&T

Dear Ms. Squire:

I enclose for filing the original and 12 copies of the Joint Application of SBC Communications, Inc. and AT& T Corp., Together with its Certified West Virginia Subsidiaries For Approval of a Merger or for the Granting of such Authority as May be Necessary for the Merger of SBC and AT &T as referenced above.  If you have any questions regarding this Application, please contact the designated contacts listed in the application.

Thank you for your attention in this matter.

Very truly yours,

/s/ Richard L. Gottlieb

Richard L. Gottlieb

RLG/dc

Enclosures

cc:         Randall Johnson, Esq.

Mark A. Keffer, Esq.

Geoffrey M. Klineberg, Esq.

Robert R. Rodecker, Esq.

William C. Porth, Esq.

BEFORE THE PUBLIC SERVICE COMMISSION

OF THE STATE OF WEST VIRGINIA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED WEST	)
VIRGINIA SUBSIDIARIES,	)
)
for Approval of a Merger or for the	)
Granting of Such Authority as May Be	)
Necessary for the Merger	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC., AT&T CORP. AND ITS
CERTIFICATED WEST VIRGINIA SUBSIDIARIES FOR APPROVAL OF A MERGER
OR THE GRANTING OF SUCH AUTHORITY AS MAY BE NECESSARY FOR THE
MERGER OF SBC AND AT&T

1.                                       SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and the AT&T subsidiaries certificated to provide telecommunications services in the State of West Virginia (collectively, “Joint Applicants”), respectfully request pursuant to W. Va. Code § 24-2-12 that the Commission approve, or otherwise grant such authority as may be necessary for, the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger (“Merger Agreement”) jointly executed by SBC and AT&T on January 30, 2005.*  A copy of the Merger Agreement is attached hereto as Exhibit B.

2.                                       Following the merger, AT&T will become a wholly owned, first-tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T in West Virginia.  Upon consummation of the merger, the

* Please see the investor disclosure statement attached as Exhibit A to this Joint Application.

Commission will retain the same regulatory authority over those AT&T subsidiaries that it possesses today.  Those subsidiaries will be owned by the same entity that owns those subsidiaries today; AT&T.  No transfer of assets or certificates of service authority will occur as part of this transaction.

3.                                       The merger of SBC and AT&T is in the public interest.  The merger will permit the Joint Applicants to continue providing services at just and reasonable rates and will not adversely affect this Commission’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Commission’s jurisdiction.  In addition, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

4.                                       The Joint Applicants respectfully submit that the terms and conditions of the merger are reasonable and that neither party thereto is given an undue advantage over the other.  Moreover, the merger will not adversely affect the public in this state.  The Joint Applicants offer the following information in support of this Application:

I.                                         THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

5.                                       SBC is a Delaware corporation with headquarters at 175 East Houston Street, San Antonio, Texas 78205-2233.  SBC is a holding company and does not directly provide any services in West Virginia or elsewhere.  SBC’s subsidiaries provide voice, data, and Internet services for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless LLC, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in more than 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report.  See http://www.sbc. com/gen/investor-relations/pid=5465.(1)

B.                                    AT&T Corp. (“AT&T”)

6.                                       AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than

(1)  SBC also wholly owns three subsidiaries that are certificated to provide competitive interexchange and local exchange telecommunications services in the State of West Virginia but are not involved in the proposed merger transaction.  The first, SBC Long Distance, Inc. f/k/a Southwestern Bell Communications Services, Inc. (“SBC Long Distance”), is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  Pursuant to a Commission Order entered February 24, 1997, in Case No. 96-1544-T-CN, SBC Long Distance is authorized to provide competitive telecommunications services as an Interexchange Toll Reseller.  In addition, pursuant to a Commission Order entered May 14, 2004, in Case No. 03-2086-T-CN, SBC Long Distance is authorized to provide resold and facilities-based competitive local exchange telecommunications services.

The second subsidiary, SBC Telecom, Inc. (“SBC Telecom”), is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, TX 78215.  Pursuant to a Commission Order entered March 5, 2000, in Case No. 00-0030-T-CN, SBC Telecom is authorized to provide resold and facilities-based interexchange and local exchange services in West Virginia.

This Commission has pending before it a Joint Petition of SBC Telecom and SBC Long Distance for the consolidation of the West Virginia operating authority of both entities into SBC Long Distance, LLC.  See Joint Petition, SBC Telecom Inc., and Southwestern Bell Communications Services, doing business as SBC Long Distance, Inc. Joint Petition for Consent and Approval of the Transfer of All Assets of SBC Telecom, Inc., to Southwestern Bell and for Conversion to a Limited Liability Company to be known as SBC Long Distance, LLC, Case No. 04-1956-T-PC (WV PSC filed Dec. 7, 2004).  The merger of SBC and AT&T will not affect the authorized consolidation in any fashion.

The third subsidiary, is SNET America, Inc. d/b/a SBC Long Distance East, a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly owned subsidiary of Southern New England Telecommunications Corporation, which is, in turn, a wholly owned subsidiary of SBC.  Pursuant to a Commission Order entered September 19, 1995, in Case No. 95-0462-T-CN, SBC Long Distance East was granted a Certificate of Public Convenience and Necessity authorizing the company to provide resold interexchange services throughout the State of West Virginia.

50 countries, national and global Internet Protocol (“IP”)-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through its AT&T Labs, skilled networking capabilities, and a highly significant base of government and large business customers.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report.  See http://www.att.com/ir/sec/.

C.                                    AT&T Subsidiaries

7.                                       AT&T Communications of WV, Inc. (“AT&T-WV”) is a West Virginia corporation headquartered at One AT&T Way, Bedminster, New Jersey 07921.  AT&T-WV is authorized to provide resold and facilities-based competitive local exchange services pursuant to certification granted by this Commission on November 22, 1996 (in Case No. 96-0242-T-CN).  AT&T-WV was authorized to provide intrastate, interexchange services on an interim basis pursuant to a Commission Order entered on December 27, 1983 (in Case No. 83-690-T-CN) and on a permanent basis by Order entered on April 27, 1988 (in Case No. 83-690-T-CN) and clarified by Commission Order entered on December 13, 1988 (in Case No. 88-833-T-GI).

8.                                       TCG Virginia, Inc. (“TCG Virginia”) is a Virginia corporation with its headquarters at One AT&T Way, Bedminster, New Jersey 07921.  TCG Virginia is a wholly owned subsidiary of Teleport Communications Group Inc., which is in turn a wholly owned subsidiary of AT&T.  TCG Virginia is authorized to provide resold and facilities-based local exchange and interexchange services pursuant to certification granted by this Commission in a Recommended Decision entered on September 13, 2002, which became the final Order of the Commission on October 3, 2002 (in Case No. 02-0548-T-CN).

D.                                    Designated Contacts

SBC Contacts

Martin J. Glasser
Richard L. Gottlieb
Lewis Glasser Casey and Rollins PLLC
BB&T Square, Suite 700
300 Summers Street
Post Office Box 1746
Charleston, WV 25326-1746
(304) 345-2000 (Telephone)
(304) 343-7999 (Facsimile)
mglasser@lgcr.com
rgottlieb@lgcr.com

Wayne Watts
Paul K. Mancini
Martin E. Grambow
Randall Johnson
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205-2233
(214) 464-3620
dj4905@sbc.com

AT&T Contacts

Mark A. Keffer
Chief Regulatory Counsel
AT&T Corp.
1120 20th Street, N.W., Suite 1000
Washington, D.C. 20036
(202) 457-3839

mkeffer@att.com

Robert R. Rodecker
Law Offices of Robert R. Rodecker
Post Office Box 3713
Charleston, WV 25337
(304) 343-1654
rodecker@wvdsl.net

William C. Porth
Robinson & McElwee PLLC
400 Fifth Third Center
Post Office Box 1791
Charleston, WV 25326
(304) 347-8340
wcp@ramlaw.com

Geoffrey M. Klineberg Kellogg, Huber, Hansen, Todd,
Evans & Figel, PLLC
1615 M Street, N.W., Suite 400 Washington, D.C. 20036 (202) 326-7928 gklineberg@khhte.com

II.                                     REQUEST FOR APPROVAL OF A MERGER OR THE GRANTING OF SUCH AUTHORITY AS MAY BE NECESSARY FOR THE MERGER

A.                                    The Planned Merger

9.                                       The Merger Agreement provides that AT&T will become a first-tier subsidiary of SBC.  At the time of the merger, shareholders of AT&T will exchange their stock for SBC stock.

There will be no change in the ownership structure of any SBC-affiliated entity subject to the Commission’s regulatory authority.  Likewise, the transaction will result in no change in the ownership of any AT&T subsidiary certificated in West Virginia.

10.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

11.                                 The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Telecom, SBC Long Distance East, AT&T-WV, TCG Virginia, or any other entities certificated by this Commission that are under the direct or indirect control of AT&T.  Upon consummation of the merger, all of these entities will continue to hold all of the state certificates that they currently hold.  There will be no transfer of assets of those certificated entities in connection with the merger.

B.                                    Statutory Authority

12.                                 Pursuant to W. Va. Code § 24-2-12, the Joint Applicants request that the Commission approve the merger between SBC and AT&T or grant such authority as may be necessary for the merger.  The terms and conditions of the Merger Agreement are reasonable, neither party thereto is given an undue advantage over the other, and the merger will not adversely affect the public in this state.  See W. Va. Code § 24-2-12.

III.                                 THE MERGER WILL NOT ADVERSELY AFFECT THE PUBLIC

A.                                    General Benefits of the Proposed Merger

13.                                 The Joint Applicants respectfully submit that the merger of SBC and AT&T will clearly and demonstrably benefit the public interest.  It responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”)-based networks and services.  The combined business organization will be stronger, more effective, more responsive, and more innovative; it will, therefore, be better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

14.                                 As a result of the merger, AT&T’s robust global network will be enhanced and U.S. ownership preserved.  AT&T’s facilities are an important part of the nation’s communications infrastructure, and AT&T also owns the leading global network.  The transaction will enable the combined organization to accelerate the capital investment in AT&T’s facilities necessary to keep pace with technology and market developments.  Once the merger is consummated, the combined organization will be well positioned to make capital expenditures that will upgrade and expand the existing networks, and those expenditures will be more efficiently made given the anticipated increase in capacity utilization and efficiency of traffic flows.

15.                                 SBC expects capital spending totaling approximately $2 billion (before synergies) over the first several years after closing, which is considerably higher than would likely have been incurred by the two companies absent the merger.  In the words of one analyst, “[t]he backing of SBC significantly strengthens AT&T’s future outlook and should make customers feel more comfortable about the future investment in and quality of the network.”  S. Flannery, et al., Morgan Stanley, Patience Required on the Path Less Traveled at 3 (Feb. 3, 2005).

16.                                 The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including not only the State of West Virginia, but also the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous other state governments and university systems.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

17.                                 The merger will increase innovation, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that might otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Thus, all customers in West Virginia will be able to benefit from these anticipated merger synergies.

B.                                    Post-Merger Competition

18.                                 In the wake of the merger, robust competition for business customers is assured not only by the number of competitors, but also by the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.  Indeed, the combination of the financial resources, managerial skills, and experience of SBC and AT&T will accelerate competition in local markets by creating a business combination with the capital marketing abilities, managerial expertise, and technologically advanced networks necessary to more vigorously compete in those markets.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively in the provision of telecommunications services to medium and large businesses, with existing providers such as Verizon, FiberNet, StratusWave and NTELOS and others – including CLECs, wireless providers, cable companies, and other ILECs – across the full range of current and emerging products.

19.                                 The merger’s effect on competition is, by definition, limited by virtue of the fact that, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is the sale of services nationwide and globally to large, multi-location businesses.  When combined, these complementary product strengths will lead to more robust competition, with virtually no elimination of meaningful horizontal, head-to-head competition.

20.                                 The merger will not diminish competition for mass-market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing traditional wireline local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by dismissing marketing personnel, terminating vendor contracts and shutting outbound telemarketing centers.  At the same time, competition for mass-market customers is increasingly coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  “[C]able-VoIP” alone is expected to “take upwards of 20% market share of primary residential access lines,”(2) and VoIP generally is anticipated to be a “major driver of access line loss” for incumbent carriers, as well as “price cuts” for consumers across-the-board.(3)

21.                                 According to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were 10 wireless carriers operating in West Virginia serving a total of 713,657 subscribers.  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Table 13 (Dec. 2004).  The combined organization of SBC and AT&T will be one among many engaged in vigorous competition in West Virginia, which will occur not only because of the number of competitors, but also because of the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.

22.                                 In the wake of the merger, broadband will likewise continue to play a key role in increasing competitive choice.  According to the FCC’s December 2004 Report on High-Speed Internet Access, as of June 30, 2004, there were 11 providers of high-speed access lines operating in West Virginia, and the number of West Virginia customers subscribing to high-speed Internet access services has increased to 127,283 high-speed lines in service in West Virginia, compared with only 1,835 high-speed lines in service as of June 2000 and 58,209 high-speed lines in service as of June 2002.  See FCC, High-Speed Services for Internet Access:  Status as of June 30, 2004 at Tables 6-8 (Dec. 2004).  Cable providers, such as Adelphia and Charter, currently dominate the provision of high-speed services in West Virginia, garnering

(2)  F. Governali, et al., Goldman Sachs, Neutral Views Retained for North American Telcos at 3 (Jan. 12, 2005).

(3)  S. Flannery, et al., Morgan Stanley, Skating on Thin Ice:  Lowering Industry View to Cautious at 4 (Jan. 19, 2005).

over 75 percent of all subscribers in the state.  See id. at Table 7.  Thus, in light of AT&T’s current position in the mass market and the existence of a large and growing number of other market players competing in that market, the merger will not harm consumers.

C.                                    Quality of Service and Rates

23.                                 The proposed merger will not adversely affect the availability and quality of the service currently offered by SBC Long Distance, SBC Telecom, SBC Long Distance East, AT&T-WV, TCG Virginia or any other entities certificated by the Commission that are under the direct or indirect control of AT&T.  All of these certificated entities will continue to exist in their current forms after the merger is consummated.  The merger will have no effect on the rates, terms, and conditions of the services that these entities currently provide.

24.                                 The merger will ultimately improve the quality and variety of communications services offered to the citizens of West Virginia.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which most recently have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

D.                                    The Financial Strength of the Resulting Organization

25.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will benefit all of its subsidiaries, including those currently operating in West Virginia.

E.                                      Employment Outlook

26.                                 The merger will create a stronger company, better positioned to add jobs and increase employment.  Indeed, both of the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  As Morton Bahr, President of the CWA stated on January 31, 2005:  “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  Statement of CWA President Morton Bahr, January 31, 2005, attached hereto as Exhibit C.  The IBEW similarly endorsed the merger:  “The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit D.

F.                                      The Authority of this Commission to Regulate Rates and Service

27.                                 The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in West Virginia pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

G.                                    Related Governmental Filings

28.                                 In addition to filings with this Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the U.S. Department of Justice, each of which will undertake a detailed review of the merger.  Moreover, this merger is likely to be reviewed not only by a number of state commissions but also by various international regulatory entities in countries where SBC and AT&T hold direct or indirect investments in telecommunications companies.

IV.                                THE TERMS AND CONDITIONS OF THE MERGER ARE REASONABLE, AND NEITHER PARTY TO THE MERGER IS GIVEN AN UNDUE ADVANTAGE OVER THE OTHER

29.                                 The Merger Agreement and the facts set forth in Part II.A above clearly establish that the terms and conditions of the merger are reasonable and that neither SBC nor AT&T is given an undue advantage over the other.

V.                                    REQUIRED FORMS

30.                                 SBC and AT&T believe this Joint Application satisfies the filing requirements of the Commission and stand ready to respond to requests for further information.  It is respectfully requested that the Commission waive any further requirement to provide additional forms or financial information related to this transaction that might otherwise be required by the Commission’s Rules.

VI.                                CONCLUSION

31.                                 This Joint Application is verified by representatives of each of the Joint Applicants.

32.                                 For the foregoing reasons, the Joint Applicants respectfully request that the Commission approve the merger or grant such authority as may be necessary and appropriate to effectuate the Merger Agreement.

Respectfully submitted,

FOR SBC COMMUNICATIONS INC.	FOR AT&T CORP.

/s/ Richard L. Gottlieb	/s/ Robert R. Rodecker

Martin J. Glasser (State Bar ID # 1396)
Richard L. Gottlieb (State Bar ID # 1447)
Lewis Glasser Casey and Rollins PLLC
BB&T Square, Suite 700
300 Summers Street
Post Office Box 1746
Charleston, WV 25326-1746
(304) 345-2000 (Telephone)
(304) 343-7999 (Facsimile)
mglasser@lgcr.com
rgottlieb@lgcr.com

Wayne Watts
Paul K. Mancini
Martin E. Grambow
Randall Johnson
SBC Communications Inc.
175 East Houston Street
San Antonio, Texas 78205-2233
(214) 464-3620
dj4905@sbc.com

Geoffrey M. Klineberg
Kellogg, Huber, Hansen, Todd,

Mark A. Keffer [State Bar ID # 1988]
Chief Regulatory Counsel
AT&T Corp.
1120 20th Street, N.W., Suite 1000
Washington, D.C. 20036
(202) 457-3839
mkeffer@att.com

Robert R. Rodecker [State Bar ID # 3145]
Law Offices of Robert R. Rodecker
Post Office Box 3713
Charleston, WV 25337
(304) 343-1654
rodecker@wvdsl.net

William C. Porth [State Bar ID # 2943]
Robinson & McElwee PLLC
400 Fifth Third Center
Post Office Box 1791
Charleston, WV 25326
(304) 347-8340
wcp@ramlaw.com

Evans & Figel, PLLC
1615 M Street, N.W., Suite 400 Washington, D.C. 20036 (202) 326-7928 (Telephone) (202) 326-7999 (Facsimile) gklineberg@khhte.com

BEFORE THE PUBLIC SERVICE COMMISSION

OF THE STATE OF WEST VIRGINIA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED WEST	)
VIRGINIA SUBSIDIARIES,	)
)
for Approval of a Merger or for the	)
Granting of Such Authority as May Be	)
Necessary for the Merger	)
)

LIST OF EXHIBITS

Exhibit A -	Disclosure Statement

Exhibit B -	Merger Agreement (Jan. 30, 2005)

Exhibit C -	Statement of CWA President Morton Bahr (Jan. 31, 2005)

Exhibit D -	Statement of IBEW President Edwin D. Hill (Jan. 31, 2005)

BEFORE THE
PUBLIC SERVICE COMMISSION
OF WEST VIRGINIA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED WEST	)
VIRGINIA SUBSIDIARIES,	)
)
for Approval of a Merger or for the	)
Granting of Such Authority as May Be	)
Necessary for the Merger	)
)

VERIFICATION OF SBC COMMUNICATIONS, INC.

Rick L. Moore, being duly sworn, deposes and says:

1.                                       I am Managing Director-Corporate Development of SBC Communications Inc. and am authorized to make this Verification on behalf of SBC Communications Inc.

2.                                       I have read the contents of the foregoing Joint Application and hereby declare under penalty of perjury that the statements therein contained, insofar as they relate to SBC Communications Inc., are true and accurate to the best of my knowledge and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director-Corporate Development
SBC Communications Inc.

Sworn to and subscribed before me
this 25th day of February, 2005

My Commission Expires:	April 21, 2007

/s/ Lisa K. Fox
Lisa K. Fox

BEFORE THE PUBLIC SERVICE COMMISSION
OF THE STATE OF WEST VIRGINIA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED WEST	)
VIRGINIA SUBSIDIARIES,	)
)
for Approval of a Merger or for the	)
Granting of Such Authority as May Be	)
Necessary for the Merger	)
)

VERIFICATION OF AT&T CORP.

David P. Condit, being duly sworn, deposes and says:

1.                                       I am Vice President of AT&T Corp. and am authorized to make this Verification on behalf of AT&T Corp.

2.                                       I have read the contents of the foregoing Joint Application and hereby declare under penalty of perjury that the statements therein contained, insofar as they relate to AT&T Corp., are true and accurate to the best of my knowledge and belief.

/s/ David P. Condit
David P. Condit
Vice President Law and Government Affairs
AT&T Corp.

Sworn to and subscribed before me
this 22nd day of February, 2005

/s/ Deborah A. Stewart
Notary Public

EXHIBIT A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting ofstockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that thefollowing important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

EXHIBIT B

[AGREEMENT AND PLAN OF MERGER]

EXHIBIT C

Communications Workers of America

CWA	The Union for the Information Age
Communications Workers of America	AFL-CIO, CLC

Press Releases

NEWS RELEASE	For More Information:
For Immediate Release	Jeff Miller or Candice
1/31/2005	Johnson
CWA Communication, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement of SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies.  Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent.  In recent years, AT&T has been contracting its business and shedding jobs.  With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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EXHIBIT D

Lucent Technologies and the CWA and IBEW Agree to Extend Negotiations One Week

NEWS RELEASE
International Brotherhood of Electrical Workers®
AFL-CIO-CLC
1125 Fifteenth St. N.W.
Washington DC 20005	www.ibew.org

Edwin D. Hill, International President	Jeremiah J. O’Connor, International Secretary-Treasurer

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D.  Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T.  The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S.  companies have the ability to compete with anyone.  The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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